STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	Dec 17th, 2004
Corporate Office:	#SRU-23-04
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB

Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 3
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

STARFIELD CLOSES PRIVATE PLACEMENT OF $4,212,108

President and CEO, Glen J. Indra, is pleased to report that Starfield Resources Inc. has finalized and closed the private placement financing announced on October 18th, 2004 and November 30th, 2004. The private placement is comprised of 7,975,241 units at C$0.45 per unit. Each unit consists of one common share and ½ purchase warrant. Each full warrant enables the investor to purchase another common share of the company for C$0.75 for a period of two years. The unit placement has a hold period expiring March, 2005. Additionally, the placement also includes 1,385,000 flow through common shares at $0.45 per share with no warrant attached. A finders’ fee in aggregate of 10% of the gross proceeds of the issue is payable to Williams de Broë Plc, Jory Capital and C. Jones.

The funds will be used to explore Starfield’s 100% owned, 52,428 acre (212 sq. kilometers) Ferguson Lake PGE-Nickel-Copper-Cobalt project in Nunavut, Canada and to provide working capital.

ON BEHALF OF THE BOARD OF DIRECTORS

“Glen Indra”

Glen Indra
President & CEO

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.